UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exercise of Over-Allotment Option

On June 30, 2020, Citigroup Global Markets Inc. and Jefferies LLC, as representatives (the “Representatives”) of several other underwriters (together, the “Underwriters”) under that certain Underwriting Agreement dated June 4, 2020, between Calliditas Therapeutics AB (the “Company”) and the Representatives in connection with the Company’s initial public offering in the United States, partially exercised their over-allotment option (the “Option”) to purchase 353,338 additional American Depositary Shares (the “ADSs”), representing 706,676 common shares of the Company at the public offering price of $19.50 per ADS. The Option exercise closed on July 2, 2020 and resulted in approximate net proceeds to the Company of $6.9 million.

A copy of the press release announcing the exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: July 2, 2020	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer